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MAR 04 2025

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UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-19082

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Carty, Harding & Hearn, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6263 Poplar Avenue, Suite 800
(No. and Street)

Memphis	TN	38119
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela Ruetten	901-767-8940	aruetten@cartyco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Greer Walker CPAs & Advisors
(Name – if individual, state last, first, and middle name)

227 West Trade Street, Suite 110	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

06/07/2005	2324
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angela Ruetten, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Carty, Harding & Hearn, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SONJA D. CHEESEMAN
STATE OF TENNESSEE NOTARY PUBLIC
COUNTY OF SHELBY
MY COMM. EXP. AUGUST 3, 2025

Signature: [signature]

Title: CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Carty, Harding & Hearn, Inc.

FINANCIAL REPORT

December 31, 2024

CONTENTS

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Carty, Harding & Hearn, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carty, Harding & Hearn, Inc. (the "Company") as of December 31, 2024, the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 as of December 31, 2024 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditors since 2021.

GreerWalker

Certified Public Accountants
February 27, 2025
Greenville, SC

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Carty, Harding & Hearn, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash	$ 186,367
Receivables:	
Broker-dealers and clearing organizations	100,000
Officers, directors and employees, net	182,990
Securities owned, at fair value	20,539,517
Prepaid state taxes	82,073
Operating lease right-of-use assets, net	1,635,050
Property and equipment, net	208,964
Deferred income taxes	10,324
Other assets	736,169
TOTAL ASSETS	$23,681,454

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable, accrued expenses and other liabilities	$ 1,126,752
Due to clearing organization	5,453,221
Payable to parent company	401,285
Operating lease liabilities	1,663,215
Total liabilities	8,644,473
STOCKHOLDER'S EQUITY	
Common stock, no par value; authorized 25,000 shares; issued 10,500 shares; outstanding 3,833 1/3 shares	2,208,790
Retained earnings	12,909,209
	15,117,999
Less cost of 6,666 2/3 shares of treasury stock	81,018
	15,036,981
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$23,681,454

The accompanying notes are an integral part of these financial statements.

Carty, Harding & Hearn, Inc.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2024

REVENUE:	
Trading securities	$12,998,104
Commissions	233,566
Interest income	955,198
Other	(59,003)
	14,127,865
EXPENSES:	
Commissions	7,022,560
Employee compensation	3,209,569
Clearance to non-brokers	287,330
Occupancy and equipment	565,967
Communications	185,625
Regulatory expenses	1,398,102
Other general, administrative and operating expenses	2,396,135
	15,065,288
LOSS BEFORE INCOME TAXES	(937,423)
INCOME TAX BENEFIT:	
Current	(247,128)
Deferred	(23,999)
	(271,127)
NET LOSS	$ (666,296)

The accompanying notes are an integral part of these financial statements.

Carty, Harding & Hearn, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2024

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2024	$2,208,790	$13,575,505	$(81,018)	$15,703,277
Net loss	-	(666,296)	-	(666,296)
Balance at December 31, 2024	$2,208,790	$12,909,209	$(81,018)	$15,036,981

The accompanying notes are an integral part of these financial statements.

Carty, Harding & Hearn, Inc.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2024

Subordinated borrowings at January 1, 2024	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2024	$ -

The accompanying notes are an integral part of these financial statements.

Carty, Harding & Hearn, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (666,296)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Amortization and depreciation of property and equipment	80,912
Amortization of operating lease right-of-use assets	367,583
Deferred tax benefit	(23,999)
(Increase) decrease in operating assets:	
Receivable from / payable to broker-dealers and clearing organization	(4,198,813)
Securities owned	5,804,086
Net receivable from officers, directors and employees	271,014
Prepaid state taxes	(71,455)
Other assets	(177,464)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	(553,808)
Operating lease liabilities	(410,450)
Payable to affiliate	(413,251)
NET CASH PROVIDED BY OPERATING ACTIVITIES	8,059
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(33,120)
NET CASH USED IN INVESTING ACTIVITIES	(33,120)
DECREASE IN CASH	(25,061)
CASH AT BEGINNING OF YEAR	211,428
CASH AT END OF YEAR	$ 186,367
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Income taxes	$ 117,909
Operating lease liabilities	$ 460,130
Non-cash transaction:	
ROU asset acquired through assumption of lease liability	$ 673,175

The accompanying notes are an integral part of these financial statements.

NOTE A - OPERATIONS AND ORGANIZATION

Carty, Harding & Hearn, Inc. ("the Company") is a securities broker-dealer operating under provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). During 2024, the Company changed its name from Carty & Company, Inc. to Carty, Harding & Hearn, Inc. The Company is a wholly-owned subsidiary of Carty Financial Corporation ("Parent").

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities which include obligations of the United States Government, federal government agencies, various state and local governments, and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, equity securities, mutual funds and private placement of mortgage loans.

The Company's securities transactions are made primarily with individuals, financial institutions, credit unions, private organizations and other broker-dealers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company has contracted with Pershing, LLC to act in the capacity of its clearing broker and all customer funds and securities are safe kept with that institution in accordance with the SEC regulations. The customer's funds and securities are protected to limits provided by the Securities Investor Protection Corporation ("SIPC") with additional protection provided by a third party to cover the entire account net equity up to an aggregate of $100 million.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Segment Reporting

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Recording Security Transactions

Purchases and sales of securities and related commission revenues and expenses are recorded on a settlement date basis, generally the second business day following the trade date. If materially different, transactions are adjusted to a trade date basis. Interest income on securities owned is included within interest income in the statement of operations.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or pledge the assets.

Securities Owned and Securities Sold, But Not Yet Purchased

Marketable securities, consisting of stocks, corporate bonds, state, municipal and United States and agencies obligations, and securities sold but not yet purchased, are trading securities and valued at market value. Securities not readily marketable are stated at their estimated value. Rules and regulations of the SEC require valuation of broker-dealer owned securities to be valued at market value. Unrealized gains and losses have been included in trading securities income.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Receivables from Officers, Directors and Employees

Receivables from officers, directors and employees primarily represent advances for license fees and commissions made in anticipation of continued employment with the Company. These receivables are reduced by an allowance for credit losses ($50,000 as of December 31, 2024), which reflects management's estimate of the risk of loss due to lack of repayment, primarily in cases when the employee has left the Company before the advance has been fully repaid. The Company recognizes the amount of change in current expected credit losses as an allowance gain or loss in expenses in the accompanying statement of operations. For the year ended December 31, 2024, the Company recognized allowance losses of $24,000. Accounts are written off against the allowance when the Company has no reasonable expectation of recovering the receivable, either in its entirety or a portion thereof.

Management estimates the allowance for credit losses by applying historical credit loss rates to receivable aging categories. Management considers historical loss information to be a reasonable base for its estimate as the composition of these receivables and the risk characteristics have not changed significantly over time. In addition, accounts are pooled by aging category as the change in risk characteristics is similar for each receivable category. Management has determined that the current and reasonable and supportable forecasted economic conditions are consistent with the economic conditions included in the historical information.

Property and Equipment

Property and equipment are stated at cost.

Depreciation expense is determined by the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life or the term of the lease.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Advertising Costs

The Company expenses all advertising costs, including direct response advertising costs, as they are incurred. Total advertising costs for the year ended December 31, 2024 were $175,794.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate return; and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Allocated Expenses from Parent Company

The Parent incurs the costs of salaries, commissions and related expenses and allocates such costs to the operations of the Company. The Parent charges the Company a management fee to cover salary processing costs. At December 31, 2024, the Company owed the Parent $401,285.

Revenue Recognition

The Company's revenue is comprised primarily of principal transactions for the purchase and sale of various types of debt securities which include obligations of the United States Government, federal government agencies, various state and local governments, and corporate debt. The Company also acts as agent for customers in acquiring certificates of deposits, equity securities, mutual funds and private placements of mortgage loans. As noted above, trading securities and related commission revenues are primarily recognized on a settlement date basis, which is typically not significantly different from the trade date. The Company believes that the performance obligation is satisfied on the settlement date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Leases

The Company is a lessee in a noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable, and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payment is recognized on a straight-line basis over the lease term.

Events Occurring After Report Date

The Company has evaluated events and transactions for possible recognition or disclosure in the financial statements. There are no subsequent events requiring disclosure.

NOTE C - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE C - FAIR VALUE MEASUREMENT - CONTINUED

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Following is a description of the valuation methodologies used for the assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024.

U. S. government securities: Valued at the closing price reported in the active market in which the individual securities are traded, except for Small Business Administration ("SBA") loans, for which amounts are determined based on the best information available in the circumstances.

Municipal securities: Certain municipal securities are valued at the closing price reported in the active market in which the security is traded. Other municipal securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings, maturity dates, and other factors related to the security.

Corporate bonds: Certain corporate bonds are valued at the closing price reported in the active market in which the bond is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

Common stocks: Certain common stocks are valued at the closing price reported in the active market in which the individual securities are traded. Investments in certain restricted common stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices.

NOTE C - FAIR VALUE MEASUREMENT - CONTINUED

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024.

	Fair Value Measurements on a Recurring Basis As of December 31, 2024			
	Level 1	**Level 2**	**Level 3**	**Total**
Securities owned:				
U.S. government securities	$ 1,445	$ -	$678,303	$ 679,748
Municipal securities	19,580,138	-	-	19,580,138
Corporate bonds	279,447	-	-	279,447
Common stocks	184	-	-	184
Total Securities Owned	$19,861,214	$ -	$678,303	$20,539,517

Current year changes in Level 3 securities are comprised of the purchase of loans in the amount of $584,217.

NOTE D - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2024, consist of the following:

	Receivable	**Payable**
Deposits	$ 100,000	$ -
Due to clearing organization	-	5,453,221
	$ 100,000	$5,453,221

NOTE D - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS - CONTINUED

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. As part of the Company's clearing agreement with Pershing, LLC, a minimum deposit of $100,000 is always to be maintained. The minimum deposit balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with Pershing, LLC if the minimum cash balance on deposit is not maintained. The Company's deposit would be returned if it terminated its agreement with Pershing, LLC. The amount payable to the clearing broker relates to unsettled transactions and is collateralized by securities owned by the Company.

NOTE E – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2024 was comprised of the following:

Furniture and fixtures	$ 836,524
Office equipment	457,717
Leasehold improvements	143,373
Total	1,437,614
Less accumulated amortization and depreciation	1,228,650
Property and equipment, net	$ 208,964

NOTE F - INCOME TAX MATTERS

Net deferred tax assets consist of the following components as of December 31, 2024:

Deferred tax assets (liabilities):	
Reserves and accruals	$19,718
Fixed assets and leases	(49,426)
Net operating loss	40,032
	$ 10,324

Current and deferred tax expense (benefit) by jurisdiction are as follows:

	Current	Deferred	Total
Federal	$(304,240)	$ 12,046	$ (292,194)
State and local	57,112	(36,045)	21,067
	$(247,128)	$ (23,999)	$ (271,127)

NOTE F - INCOME TAX MATTERS – CONTINUED

The income tax provision differs from the amount of income tax expense determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the year ended December 31, 2024 due to the following:

Computed "expected" tax expense (benefit)	$(201,654)
Increase (decrease) in income tax expense resulting from:	
Nondeductible expenses	6,412
Nontaxable income (tax-exempt bonds)	(101,326)
Other adjustments, net	25,441
	$(271,127)

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2024.

The Parent and the Company believe they are no longer subject to federal or state tax examinations by taxing authorities for years before 2021.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under the applicable rules, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $12,024,093 which was $11,562,956 in excess of its required net capital of $461,137. The Company's ratio of aggregate indebtedness to net capital was .58 to 1.

NOTE H - 401(k) PROFIT SHARING PLAN

The Company's employees are included in the Company's qualified 401(k) profit sharing plan. The Company's contribution to the plan is determined by the Board of Directors and is discretionary. The Company contributed $88,623 to the profit sharing plan for the year ended December 31, 2024.

NOTE I - LEASES

The Company is obligated for monthly lease payments on its Memphis office until September 30, 2029 and its Little Rock office until April 30, 2025. The lease requires annual rental payments as follows:

Year Ending December 31:	Amount
2025	$ 427,096
2026	405,405
2027	411,994
2028	424,354
2029	325,373
Total	1,994,222
Less present value discount	331,007
Operating lease liabilities	$1,663,215

The components of lease cost for the year ended December 31, 2024 are as follows:

Operating lease cost	$462,626
Short term lease cost	20,029
Total lease cost	$482,655

Amounts reported in the statement of financial condition as of December 31, 2024 were as follows:

Operating lease ROU asset	$1,635,050
Operating lease liability	$1,663,215
Weighted average remaining lease term:	
Operating lease	4.30 years
Weighted average discount rate:	
Operating lease	7.71%

NOTE J – COMMITMENTS AND CONTINGENCIES

The Company, in the normal course of its business, has matters involving regulations and procedures reviewed by FINRA, the SEC and other regulatory bodies. As of December 31, 2024, no items of material significance were outstanding as a result of such reviews.

NOTE K - GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE K – GUARANTEES - CONTINUED

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE L - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The Company's securities transactions clear primarily on a delivery versus payment basis. In transactions with repurchase agreements, margin may be required if market conditions are such as to indicate excessive elements of risk in these transactions. The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that a counter-party to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans, and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counter-parties could be impacted by changing market conditions which would impair the counter-parties ability to satisfy their obligations to the Company.

NOTE M - RELATED PARTY TRANSACTIONS

Carty, Harding & Hearn, Inc. is a wholly-owned subsidiary of Carty Financial Corporation. During the year, Carty Financial Corporation allocated $10,232,129 in direct wage costs and payroll taxes to the Company.

NOTE N - ANNUAL REPORT OF FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

NOTE O - COLLATERAL

Amounts that the Company has pledged as collateral for, which are not reclassified and reported separately, at December 31, 2024, consisted of the following:

Financial Statement Classification	Carrying Amount
Securities owned-at fair value	$20,539,517

SUPPLEMENTARY INFORMATION

Carty, Harding & Hearn, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2024

SCHEDULE I

Net capital:		
Total stockholder's equity		$15,036,981
Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivables - other	$477,190	
Furniture, equipment and leasehold improvements, net	208,964	
Other assets	276,283	962,437
Net capital before haircuts on securities positions		14,074,544
Haircuts on securities:		
Exempt securities	1,909,978	
Debt securities	109,800	
Other securities	51	
Other	30,622	2,050,451
NET CAPITAL		$ 12,024,093
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities, payable to affiliate		$ 6,917,026
AGGREGATE INDEBTEDNESS		$ 6,917,026
Computation of basic net capital requirement:		
Minimum net capital required		$ 461,137
Excess net capital		$ 11,562,956
Excess net capital at 1000%		$ 11,332,390
Ratio of aggregate indebtedness to net capital		.58 to 1

There are no material differences between the Company's computation of net capital under Rule 15c3-1 included in Part II of Form X-17A-5 as of December 31, 2024 and the computation above; therefore, no reconciliation of the computation of net capital under Rule 15c3-1 is included.

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Carty, Harding & Hearn, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Carty, Harding & Hearn, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GreerWalker

Certified Public Accountants
February 27, 2025
Greenville, SC

Carty, Harding & Hearn, Inc.'s Exemption Report

Carty, Harding & Hearn, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§ 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most of recent fiscal year without exception.

____

Carty, Harding & Hearn, Inc.

I, Angela L. Ruetten, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

CFO

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Carty, Harding & Hearn, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2024. Management of Carty, Harding & Hearn, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Greer Walker

Certified Public Accountants
February 27, 2025
Greenville, SC